Exhibit 99.1
SYNACOR, INC.
INDUCEMENT GRANT
NOTICE OF STOCK OPTION GRANT
(EARLY EXERCISE)

The Optionee whose name is set forth below has been granted the following option to purchase shares of the common stock of Synacor, Inc. (the “Company”):

Name of Optionee:	Himesh Bhise
Total Number of Shares:	2,001,338
Type of Option:	Nonstatutory Stock Option
Exercise Price per Share:	$2.38
Date of Grant:	August 4, 2014
Vesting Commencement Date:	August 4, 2014
Date Exercisable:	This option may be exercised at any time after the Date of Grant for all or any part of the Shares subject to this option.
Vesting Schedule:
This option vests with respect to the first 25% of the shares subject to this option when the Optionee completes 12 months of continuous Service (as defined in the attached Stock Option Agreement) from the Vesting Commencement Date. Thereafter, this option vests with respect to an additional 2.083% of the shares subject to this option when the Optionee completes each additional month of continuous Service. This option may vest on an accelerated basis as set forth in Section 4 of the Stock Option Agreement.

Expiration Date:
August 3, 2024. This option expires earlier if the Optionee’s Service terminates earlier, as described in the Stock Option Agreement, and may terminate earlier in connection with certain corporate transactions as described in the attached Stock Option Agreement.

The Optionee and the Company agree that this option is granted under this Notice of Stock Option Grant and the Stock Option Agreement, which is attached to, and made a part of, this document.
The Optionee further agrees to accept by email all documents relating to the Stock Option Agreement or this option (including, without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements). The Optionee also agrees that the Company may deliver these documents by posting them on a website maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a website, it will notify the Optionee by email.
The Optionee further agrees to comply with the Company’s Insider Trading Policy when selling shares of the Company’s common stock.

OPTIONEE    SYNACOR, INC.

/s/ Himesh Bhise	By:	/s/ Jordan Levy
	Title:	Chairman

SYNACOR, INC.
INDUCEMENT GRANT
STOCK OPTION AGREEMENT
WHEREAS, the Optionee is a new Employee who either (i) has not previously served as an Employee or director of the Company, or (ii) has entered into a new employment relationship with the Company following a bona fide period of non-employment; and
WHEREAS, the Compensation Committee of the Board or a majority of the Company’s Independent Directors has determined that the Optionee shall be granted an option under this Agreement as an inducement material to the Optionee’s entering into employment with the Company.
The parties hereby agree to the following:
1.Purpose of Option. The purpose of this option is to provide an inducement material to the Optionee entering into employment with the Company. This option is intended to encourage ownership in the Company by an individual whose long-term employment or other service relationship with the Company is considered essential to the Company’s continued progress and, thereby, encourage the Optionee to act in the shareholders’ interest and share in the Company’s success. This option is intended to be exempt from the shareholder approval requirements pursuant to the “inducement grant exception” provided by Rule 5635(c)(4) of the Nasdaq Listing Rules.
2.    Grant of Option. Subject to all of the terms and conditions set forth in the Notice of Stock Option Grant, this Agreement, the Company has granted the Optionee an option to purchase up to the total number of shares specified in the Notice of Stock Option Grant at the exercise price indicated in the Notice of Stock Option Grant.
3.    Administration of Option.
3.1    Procedures; Administrative Bodies. This Agreement shall be administered by the Board, the Committee and/or their delegates. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3 promulgated under the Exchange Act (“Rule 16b-3”), this option shall be granted by the entire Board or a Committee of two or more “non-employee directors” within the meaning of Rule 16b-3. In order to comply with any applicable Nasdaq or other stock exchange listing requirements, this option is granted by the Compensation Committee of the Board or a majority of the Company’s Independent Directors and will be administered in a manner that complies with such requirements. Except to the extent prohibited by applicable law, the Administrator may delegate to one or more individuals the day-to-day administration of this option. Such delegation may be revoked at any time.
3.2    Powers of the Administrator. Subject to the provisions of this option and, in the case of a Committee or delegates acting as the Administrator, subject to the specific duties delegated to such Committee or delegates, the Administrator shall have the authority, in its discretion to (i) determine the terms and conditions of this option, including but are not limited to, any vesting and/or exercisability acceleration or waiver of forfeiture restrictions, the acceptable forms of consideration, and any restriction or limitation regarding any Shares relating hereto, (ii) determine whether and to what extent any performance goals have been attained, (iii) interpret the option, (iv) make, amend and rescind rules relating to the option, (v) impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by the Optionee of any Shares issued pursuant to the option, including restrictions under an insider trading policy and restrictions as to the use of a specified brokerage firm for such resales, and (vi) make all other decisions relating to the operation of the option.
3.3    Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations shall be final and binding on the Optionee.
4.    Exercisability and Vesting.

4.1    This option is immediately exercisable with respect to all or any part of the option (however, this option may not be exercised for fractional shares), as set forth in the Notice of Stock Option Grant.
4.2    This option vests in accordance with the vesting schedule set forth in the Notice of Stock Option Grant. In no event will this option vest for additional shares after the Optionee’s Service has terminated for any reason. In addition, (a) if the Company undergoes a Change of Control before the Optionee’s Service terminates and, within twelve months after such Change of Control the Company (or the surviving corporation) terminates the Optionee’s Service for any reason other than Cause or Permanent Disability or the Optionee terminates his Service for Good Reason and a Separation occurs, then (1) if such Change of Control occurs within the first 12 months of the Optionee’s Service, the vested portion of this option shall be determined by adding 36 months to the Optionee’s actual Service, and (2) if such Change of Control occurs after 12 months of the Optionee’s Service, then 100% of this option will immediately vest and (b) if the Company terminates the Optionee’s Service for any reason other than Cause or Permanent Disability or the Optionee terminates his Service for Good Reason, in each case, prior to a Change of Control, and a Separation occurs, then the vested portion of this option shall be determined by adding 12 months to the Optionee’s actual Service.
5.    Method of Exercise.
5.1    When the Optionee wishes to exercise this option, the Optionee must notify the Company by filing the proper “Notice of Exercise” form at the address given on the form or, if the Company has designated a brokerage firm to administer this option, the Optionee must notify such brokerage firm in the manner such brokerage firm requires. The Optionee’s notice must specify how many shares the Optionee wishes to purchase. The notice will be effective when the Company receives it. However, if the Optionee wishes to exercise this option by executing a same-day sale (as described below), the Optionee must follow the instructions of the Company and the broker who will execute the sale. Except in the case of the Optionee’s death, this option can only be exercised by the Optionee. If someone else wants to exercise this option after the Optionee’s death or Permanent Disability, that person must prove to the Company’s satisfaction that he or she is entitled to do so.
5.2    The entire Exercise Price of Shares issued upon exercise of the option shall be payable in cash or cash equivalents at the time when such Shares are purchased. In addition, the Administrator may, in its sole discretion and to the extent permitted by applicable law, accept payment of all or a portion of the Exercise Price through any one or a combination of the following forms or methods:
(a)    By delivering to the Company a personal check, a cashier’s check or a money order, or arranging for a wire transfer.
(b)    By delivering to the Company certificates for shares of Company stock that the Optionee owns, along with any forms needed to effect a transfer of those shares to the Company. The value of the shares, determined as of the effective date of the option exercise, will be applied to the option exercise price. Instead of surrendering shares of Company stock, the Optionee may attest to the ownership of those shares on a form provided by the Company and have the same number of shares subtracted from the option shares issued to the Optionee;
(c)    By giving to a securities broker approved by the Company irrevocable directions to sell all or part of the Optionee’s option shares and to deliver to the Company, from the sale proceeds, an amount sufficient to pay the option exercise price and any withholding taxes. (The balance of the sale proceeds, if any, will be delivered to the Optionee.) The directions must be given in accordance with the instructions of the Company and the broker. This exercise method is sometimes called a “same-day sale”;
(d)    Subject to such conditions and requirements as the Administrator may impose from time to time, through a net exercise procedure;
(e)    Through any other form or method consistent with applicable laws, regulations and rules.
5.3    This option may be exercised only for whole Shares.

5.4    The Company will not permit the Optionee to exercise this option if the issuance of shares at that time would violate any law or regulation.
5.5    Regardless of any marital property settlement agreement, the Company is not obligated to honor a notice of exercise from the Optionee’s former spouse, nor is the Company obligated to recognize the Optionee’s former spouse’s interest in the Optionee’s option in any other way.
6.    Right of Repurchase.
6.1    Until they vest in accordance with the Notice of Stock Option Grant, the Shares acquired under this Agreement shall be “Restricted Shares”. Except as permitted by the following sentence, the Optionee may not sell, transfer, pledge or otherwise dispose of any Restricted Shares without the written consent of the Company. The Optionee may transfer Restricted Shares to the Optionee’s spouse, children or grandchildren, or to a trust established by the Optionee for the benefit of the Optionee, the Optionee’s spouse, children and/or grandchildren. A transferee of Restricted Shares must agree in writing on a form prescribed by the Company to be bound by all provisions of this Agreement. If Restricted Shares are subject to a stock split, stock dividend or similar transaction, then the additional shares the Optionee receive as a result will also be Restricted Shares.
6.2    If the Optionee’s Service terminates for any reason, the Company may repurchase any Restricted Shares then held by the Optionee for a purchase price equal to the lower of (i) the exercise price of each Restricted Share being repurchased or (ii) the Fair Market Value of such Restricted Share at the time the right of repurchase is exercised. If the Company wishes to exercise its right to repurchase the Restricted Shares, it must do so within 120 days of the termination of the Optionee’s Service. The Company may exercise its right to repurchase by providing notice to the Optionee, however, the Company will be deemed to automatically exercise its right of repurchase if it does not notify the Optionee within 120 days of the termination of the Optionee’s Service that it is declining to do so.
6.3    If the Company exercises its right to repurchase the Optionee’s Restricted Shares, the Company will send the Optionee a check or otherwise remit payment to the Optionee in an amount equal to the repurchase price described in the preceding paragraph. Upon the Optionee’s receipt of such payment, the Optionee will no longer have any rights with respect to the Restricted Shares (including the right to vote or transfer the shares) and the Restricted Shares will be deemed to have been repurchased by the Company.
6.4    Restricted Shares will bear a legend referring to the Company’s right of repurchase and any certificates issued representing Restricted Shares may be held in escrow by the Company. As the Optionee’s vested percentage increases, the Optionee may request (at reasonable intervals) that the Company release to the Optionee a non-legended certificate for the Optionee’s vested shares.
7.    Termination of Service.
7.1    This option expires in any event at the close of business at Company headquarters on the day before the 10th anniversary of the Date of Grant, as shown in the Notice of Stock Option Grant. (This option will expire earlier if the Optionee’s Service terminates, as described below, and this option may be terminated earlier as provided below.)
7.2    If the Optionee’s Service terminates for any reason, this option will expire immediately to the extent the option is unvested as of the Optionee’s termination date and does not vest as a result of the Optionee’s termination of Service. The Company determines when the Optionee’s Service terminates for this purpose.
7.3    If the Optionee’s Service terminates for any reason except death or Permanent Disability, then this option, to the extent vested as of the Optionee’s termination date, will expire at the close of business at Company headquarters on the date three months after the Optionee’s termination date.
7.4    If the Optionee dies before the Optionee’s Service terminates, then this option will expire at the close of business at Company headquarters on the date 12 months after the date of death.

7.5    If the Optionee’s Service terminates because of the Optionee’s Permanent Disability, then this option will expire at the close of business at Company headquarters on the date 12 months after the Optionee’s termination date.
8.    Adjustments; Dissolutions and Liquidations; Corporate Transactions.
8.1    Adjustments. In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares or a combination or consolidation of the outstanding Shares (by reclassification or otherwise) into a lesser number of Shares, corresponding proportionate adjustments shall automatically be made in (i) the number and kind of shares covered by this option, and (ii) the Exercise Price of this option and the repurchase price applicable to Restricted Shares.
In the event of a declaration of an extraordinary dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, a recapitalization, a spin-off or a similar occurrence, the Administrator shall make such adjustments as it, in its sole discretion, deems appropriate in one or more of the foregoing. Any adjustment in the number of and kind of shares subject to this option under this Section 8.1 shall be rounded down to the nearest whole share, although the Administrator in its sole discretion may make a cash payment in lieu of a fractional share. Except as provided in this Section 8, the Optionee shall have no rights by reason of any issuance by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class.
8.2    Dissolution or Liquidation. To the extent not previously exercised or settled this option shall terminate immediately prior to the dissolution or liquidation of the Company.
8.3    Corporate Transactions. In the event that the Company is a party to a merger, consolidation or Change of Control (other than one described in Section 18.6(c)), this option, to the extent outstanding on the date of such transaction shall be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which the Company is party, in the manner determined by the Administrator, with such determination having final and binding effect on all parties), which agreement or determination need not treat all portions of this option in an identical manner. The treatment specified in the transaction agreement or by the Administrator shall include one or more of the following:

1.	The continuation of this option by the Company (if the Company is the surviving entity);

2.	The assumption of this option by the surviving entity or its parent, provided that such assumption shall comply with applicable tax requirements;

3.
The substitution by the surviving entity or its parent of an equivalent award (including, but not limited to, an award to acquire the same consideration paid to the holders of Shares in the transaction), provided that such substitution shall comply with applicable tax requirements; and

4.
The cancellation of this option and a payment to the Optionee with respect to each Share subject to this option (whether or not then vested) equal to the excess of (i) the value, as determined by the Administrator in its absolute discretion, of the property (including cash) received by the holder of a Share as a result of the transaction, over (ii) the per-share Exercise Price of this option (such excess, the “Spread”). Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving entity or its parent having a value equal to the Spread. In addition, any escrow, holdback, earn-out or similar provisions in the transaction agreement may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Shares, but only to the extent the application of such provisions does not adversely affect the status of this option as exempt from Code Section 409A. If the Spread is zero or a negative number, then this option may be cancelled without making a payment to the Optionee.

Any action taken under this Section 8.3 shall either preserve this option’s status as exempt from Code Section 409A or comply with Code Section 409A.
9.    Tax Treatment.
9.1    This option is intended to be a nonstatutory stock option, as provided in the Notice of Stock Option Grant.
9.2    The Optionee will not be allowed to exercise this option unless the Optionee makes arrangements acceptable to the Company to pay any withholding taxes that may be due as a result of the option exercise. These arrangements include payment in cash. With the Company’s consent, these arrangements may also include (a) payment from the proceeds of the sale of shares through a Company-approved broker, (b) withholding shares of Company stock that otherwise would be issued to the Optionee when the Optionee exercises this option with a fair market value no greater than the minimum amount required to be withheld by law, (c) surrendering shares that the Optionee previously acquired with a fair market value no greater than the minimum amount required to be withheld by law, or (d) withholding cash from other compensation. The fair market value of withheld or surrendered shares, determined as of the date when taxes otherwise would have been withheld in cash, will be applied to the withholding taxes.
10.    Transferability. Prior to the Optionee’s death, only the Optionee may exercise this option. The Optionee cannot transfer or assign this option. For instance, the Optionee may not sell this option or use it as security for a loan. If the Optionee attempts to do any of these things, this option will immediately become invalid. The Optionee may, however, dispose of this option in the Optionee’s will or by means of a written beneficiary designation; provided that the Optionee’s beneficiary or a representative of the Optionee’s estate acknowledges and agrees in writing in a form reasonably acceptable to the Company, to be bound by the provisions of this Agreement as if such beneficiary or the estate were the Optionee.
11.    Restrictions on Resale. The Optionee will not sell any option shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as the Optionee’s Service continues and for such period of time after the termination of the Optionee’s Service as the Company may specify.
12.    Leaves of Absence and Part-Time Work. For purposes of this option, the Optionee’s Service does not terminate when the Optionee goes on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing and if continued crediting of Service is required by applicable law, the Company’s leave of absence policy, or the terms of the Optionee’s leave. However, the Optionee’s Service terminates when the approved leave ends, unless the Optionee immediately returns to active work. If the Optionee goes on a leave of absence, then the vesting schedule specified in the Notice of Stock Option Grant may be adjusted in accordance with the Company’s leave of absence policy or the terms of the Optionee’s leave. If the Optionee commences working on a part-time basis, the Company may adjust the vesting schedule so that the rate of vesting is commensurate with the Optionee’s reduced work schedule.
13.    Modification or Assumption of Option. Within the limitations of this Agreement, the Administrator may modify, reprice or extend this options. The foregoing notwithstanding, no modification of this option shall, without the consent of the Optionee, impair his or her rights or obligations under this option.
14.    Option not a Service Contract. Nothing in this option or this Agreement gives the Optionee the right to be retained by the Company, a Parent, Subsidiary, or an Affiliate in any capacity. The Company and its Parents, Subsidiaries, and Affiliates reserve the right to terminate the Optionee’s Service at any time, with or without cause.
15.    Stockholder Rights. The Optionee, or the Optionee’s estate or heirs, has no rights as a stockholder of the Company until the Optionee has exercised this option by giving the required notice to the Company, paying the exercise price, and satisfying any applicable withholding taxes. No adjustments are made for dividends or other rights if the applicable record date occurs before the Optionee exercises this option, except as described herein.

16.    Applicable Law. This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to its choice-of-law provisions).
17.    Other Agreements. This Agreement and the Notice of Stock Option Grant constitute the entire understanding between the Optionee and the Company regarding this option. Any prior agreements, commitments or negotiations concerning this option are superseded. This Agreement may be amended only by another written agreement between the parties.
18.    Definitions.
18.1    “Affiliate” means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity, or any entity that does not qualify as a Subsidiary but does qualify as a “subsidiary” under Rule 405 of the Securities Act of 1933, as amended.
18.2    “Administrator” means the Board or any Committees as will be administering the option in accordance with Section 3.
18.3    “Agreement” means this Stock Option Agreement, including the Notice of Stock Option Grant to which this Stock Option Agreement is attached.
18.4    “Board” means the Board of Directors of the Company.
18.5    “Cause” means (a) the Optionee’s unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (b) the Optionee’s material breach of his employment offer letter or Proprietary Information and Inventions Agreement, in each case, between the Optionee and the Company, (c) the Optionee’s material failure to comply with the Company’s material written policies or rules, (d) the Optionee’s conviction of, or the Optionee’s plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (e) the Optionee’s gross negligence or willful misconduct in the performance of the Optionee’s duties, provided that,in the case of clauses (c) or (e), (A) the Company has given the Optionee written notice of the facts and circumstances as the basis for a termination for Cause within 30 days following the Company’s knowledge of such facts and circumstances, (B) the Optionee does not remedy the circumstances constituting Cause within 10 business days after receipt of such notice to cure, and (C) the Company terminates the Optionee within 120 days following its knowledge of such facts and circumstances.
18.6    “Change of Control” means:
(a)    the consummation of any merger or consolidation of the Company with or into another corporation other than a merger or consolidation in which the holders of more than 50% of the shares of capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by the voting securities remaining outstanding or by their being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company, or such surviving entity, outstanding immediately after such transaction;
(b)    the sale, transfer or other disposition of all or substantially all of the Company’s assets;
(c)    a change in the composition of the Board, as a result of which fewer than 50% of the incumbent directors are directors who either:
(i)    had been directors of the Company on the date 24 months prior to the date of such change in the composition of the Board (the “Original Directors”); or
(ii)    were appointed to the Board, or nominated for election to the Board, with the affirmative votes of at least a majority of the aggregate of (A) the Original Directors who were in office at the time of their appointment or nomination and (B) the directors whose appointment or nomination was previously approved in a manner consistent with this Paragraph (ii); or

(d)    Any transaction or series of related transactions as a result of which any person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company’s then outstanding voting securities. For purposes of this Subsection (d), the term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, but shall exclude (i) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and (ii) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the common stock of the Company.
A transaction shall not constitute a Change of Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. In addition, a transaction will not constitute a Change of Control unless such transaction also constitutes a “change in control event” as defined in Treasury Regulation §1.409A-3(i)(5).
18.7    “Code” means the Internal Revenue Code of 1986, as amended.
18.8    “Committee” means a Committee of one or more members of the Board or of other individuals satisfying applicable laws appointed by the Board to administer this option.
18.9    “Company” means Synacor, Inc., a Delaware corporation.
18.10    “Employee” means a common‑law employee of the Company, a Parent, a Subsidiary or an Affiliate.
18.11    “Exercise Price” means the amount for which one Share may be purchased upon exercise of this option, as set forth in the Notice of Stock Option Grant.
18.12    “Fair Market Value” means the closing price of a Share on any established stock exchange or a national market system on the applicable date or, if the applicable date is not a trading day, on the last trading day prior to the applicable date, as reported in a source that the Administrator deems reliable. If Shares are no longer traded on an established stock exchange or a national market system, the Fair Market Value shall be determined by the Administrator in good faith on such basis as it deems appropriate. The Administrator’s determination shall be conclusive and binding on all persons.
18.13    “Good Reason” means the occurrence of any of the following, without the Optionee’s consent (i) a material diminution in the Optionee’s duties, authority, responsibilities or title (which shall include for the avoidance of doubt, serving as a member of the Board or reporting directly to the Board), (ii) a reduction in the Optionee’s then current salary or bonus target percentage, (iii) the Company’s material breach of the employment offer letter between the Optionee and the Company, (iv) the requirement that the Optionee relocate the Optionee’s family or primary residence or (v) the Company provides a notice of non-renewal of the then-current term of the employment offer letter between the Optionee and the Company; provided that (A) the Optionee has given written notice to the Company of the facts and circumstances as the basis for a resignation for Good Reason within 30 days following the Optionee’s knowledge of such facts and circumstances, (B) the Company does not remedy the circumstances constituting Good Reason within 30 business days after receipt of such notice to cure, which cure in the event that it relates to subsection (ii) shall include a retroactive adjustment in compensation, and (C) the Optionee resigns within 120 days following the Optionee’s knowledge of such facts and circumstances.
18.14    “Independent Director” means a member of the Board who is an “independent director” within the meaning of Nasdaq Listing Rule 5605.
18.15    “Optionee” means the individual named in the Notice of Stock Option Grant.
18.16    “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

A corporation that attains the status of a Parent on a date after the date hereof shall be considered a Parent commencing as of such date.
18.17    “Permanent Disability” means that the Optionee is unable to perform the essential functions of the Optionee’s position, with or without reasonable accommodation, for a period of at least 120 consecutive days because of a physical or mental impairment.
18.18    “Restricted Shares” shall have the meaning set forth in Section 6.1.
18.19    “Rule 16b-3” shall have the meaning set forth in Section 3.1.
18.20    “Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Code.
18.21    “Service” means service as an Employee.
18.22    “Share” means one share of the common stock of the Company.
18.23    “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the date hereof shall be considered a Subsidiary commencing as of such date.

BY SIGNING THE COVER SHEET OF THIS AGREEMENT, THE OPTIONEE AGREES TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE.